November 16, 2021

Via Edgar

Mr. Donald Field

Division of Corporation

Office of Trade & Services

U.S. Securities and Exchange Commission

Re:	Golden Sun Education Group Limited

Amendment No. 3 to Registration Statement on Form F-1

Filed August 30, 2021

File No. 333-255891

Dear Mr. Field:

This letter is in response to the letter dated September 21, 2021, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Golden Sun Education Group Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the Company’s registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1

General

1.	Please revise the registration statement throughout, including the cover page and Prospectus Summary, to address how recent statements and regulatory actions by China’s government, such as those related to the regulation of private schools, tutoring institutions and for-profit tutoring, has or may impact the company’s ability to conduct its business and operations, accept foreign investments, or list on an U.S. or other foreign exchange. In this regard, we note certain press reports regarding the Chinese government's recent prohibition on private tutors giving online classes and the Chinese government's continued focus on limiting all for-profit tutoring. We also note that the Implementing Regulation became effective on September 1, 2021. Please revise the registration statement throughout as applicable.

Response: The Company has revised the registration statement throughout, including the cover page and Prospectus Summary, to address how recent statements and regulatory actions by China’s government, such as those related to the regulation of private schools, tutoring institutions and for-profit tutoring, have (or may) impacted the company’s ability to conduct its business and operations, accept foreign investments, or list on an U.S. or other foreign exchange.

Cover Page

2.	We note your response to our prior comment 1 and reissue in part. Please refer to the prospectus cover page and the fourth paragraph. Please revise the first sentence to clarify that you are not a Chinese operating company but rather a holding company incorporated in the Cayman Islands. Additionally, please clarify that investors may never directly hold equity interests in a Chinese operating company. Please revise to clearly state that the VIE structure is being used to replicate foreign investment in a Chinese-based company because Chinese law prohibits direct foreign investment in education-based businesses, as opposed to saying that you control and receive economic benefits of your VIE's business operations through contractual arrangements.

Response: The Company revised the first sentence of the fourth paragraph on the Cover Page to clarify that it is not a Chinese operating company, but rather a holding company incorporated in the Cayman Islands. The Company also revised the cover page to clarify that investors may never directly hold equity interests in its Chinese operating subsidiaries.

We respectfully advise the Staff that, in order to be compliant with the revised Implementing Regulation (as defined in the registration statement), which became effective on September 1, 2021, the Company underwent a reorganization to divest its businesses operated via VIE structures (specifically, the Ouhai Art School and Chongwen Middle School), as described in detail in the registration statement under the heading, “Prospectus Summary – The Reorganization”; therefore, the Company no longer uses VIE structures to replicate foreign investment in a China-based company.

Prospectus Summary, page 1

3.	We note your response to our prior comment 9 and reissue in part. In your summary of risk factors, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers which could result in a material change in your operations and/or the value of your Class A ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have revised our summary of risk factors to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers which could result in a material change in our operations and/or the value of our Class A ordinary shares.

The PRC Education Industry, page 6

4.	We note your response to our prior comment 11 and reissue in part. Please expand the fourth paragraph to discuss in greater detail the Chinese government's recent laws, guidelines and regulatory actions related to private schools, tutoring institutions and for-profit tutoring. Please also add a new stand alone risk factor which specifically addresses these new laws, guidelines and regulatory actions and their impact on the company's business and operations. Please also include a bullet and cross reference in your summary of risk factors on page 8.

Response: We have revised pages 5 and 6 of the Amendment to discuss in greater detail the Chinese government's recent laws, guidelines and regulatory actions related to private schools, tutoring institutions and for-profit tutoring. We have also expanded a stand-alone risk factor entitled “New legislation or changes in the PRC regulatory requirements regarding private education have affected, and may further affect our business operations and prospects materially and adversely” to specifically addresses these new laws, guidelines and regulatory actions and their impact on the company's business and operations on page 21 of the Amendment, and included a bullet and cross reference in your summary of risk factors on page 7.

Ouhai Art School, page 60

5.	We note that your PRC counsel has provided two opinions regarding your VIE structure and Ouhai Art School. Please tell us what consideration you have given to asking your PRC counsel to address your VIE structure and its compliance with the Implementing Regulation which became effective on September 1, 2021. Please also revise the Chongwen Middle School section, fifth paragraph, on page 63 in a similar manner.

Response: In order to become compliant with the revised Implementing Regulation, which became effective on September 1, 2021, the Company underwent a reorganization to divest its operations conducted via VIE structures; namely, the Ouhai Art School and Chongwen Middle School. As such, we have revised the Amendment accordingly and removed these two opinions regarding the Company’s VIE structures.

3. Implementation Rules for the Law for Promoting Private Education of PRC, page 109

6.	We note that the Implementing Regulation became effective on September 1, 2021. We also note that your VIE structure appears to contradict the Implementing Regulation's guidelines regarding the operation and control of private schools. Please revise this section as applicable and affirmatively confirm that your business and operations are compliant with Chinese government regulations related to the operation and control of private schools, if true, as such operations represent a significant portion of your business and operations.

Response: As a result of the reorganization, as discussed in the response to Comment No.5, the Company no longer operates through VIE structures and it is the opinion of the Company’s PRC counsel that the Company’s business and operations are currently compliant with Chinese government regulations related to the operation and control of private schools.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Xueyuan Weng
Name:	Xueyuan Weng
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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